AEM SPA

RECEIVED

2007 JUN 11 A 8:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/151/2007/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

[redacted]

BY

07024342

June 6, 2007

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

Encl.

Cod. 5968117 - 6/2003

PRESS RELEASE

Milan, 6 June 2007 - Following today's analyst presentation (e.g., AEM/ASM merger project), we inform you that, referring to the transaction with AMSA (please see our press release of 4 June 2007), the value of AMSA was thus determined: equity equal to € 270 millions and enterprise value equal to 2006 EBITDA multiple of 6.8x.

Information:

Investors Relations – AEM S.p.A. Tel. 02 7720.3879 ir@aem.it

Media Relations - AEM S.p.A. (Biagio Longo Tel. 02 7720.4582/3487775161) ufficiostampa@aem.it

AEM SPA ASM SPA

Analyst Presentation

Milan, 6 June 2007

Leader Among Italian Local Utilities

Key Highlights

- 1st national operator among local utilities for revenues and margins
- 2nd electricity operator in Italy for installed capacity and volumes of sale(1)
- 3rd national gas operator for volumes of sale and number of clients(1)
- 1st national operator in waste and environmental services

Local Utilities Scale

Company	Market Cap (€bn)(2)
AEM + ASM	9.1(3)
IRIDE	2.3
HERA	3.5
acea	3.5
AcegasAps	0.5
Ascopiave	0.4
acsm como	0.1

(1) Pro-forma Including Delmi Group and AMSA
(2) As of June 1st 2007
(3) Including AMSA

AEM SPA ASM SPA

Structure and Key Terms of the Transaction

Key Financial Terms

- ASM to be merged into AEM with a share swap ratio of 1.60x
  - 8 new AEM shares in return for 5 ASM shares
- Extraordinary dividend of EUR 0.11 per share (around EUR 85mm in total) to be paid to ASM shareholders prior to the merger effective date
  - Relative value of the share capital of the two companies of 1.64x net of ordinary dividends approved
- Merger of AMSA into AEM prior to the merger with ASM
  - c. 97.1mm new AEM shares to Milan Municipality
- Commitment from both Brescia and Milan Municipalities to support the merger
  - Acquisition by Brescia and Milan Municipalities of c. 5.3mm new AEM shares, in order to mantain joint control of the company even in the event of full conversion of all outstanding convertible bonds[2]

Pre-Merger Shareholding Structure


Milan Municipality
100%
42.6%(1)
AMSA
AEM
Brescia Municipality
69.2%
ASM

Post-Merger Shareholding Structure[3]


Milan Municipality
Brescia Municipality
27.5%
27.5%
AEM/ASM/AMSA
45.0%
Market

Note: Ownership calculated on share capital, net of treasury shares (AEM: 16.2m shares, ASM: 1.9m shares)

1. *Corresponding to 33.8% assuming full conversion of convertible bond*
2. *Bonds issued by Milan Municipality under the name of "Comune di Milano 2004-2009 2,25% convertibile in azioni ordinarie AEM"*
3. *Assuming no conversion of Convertible Bond*

Corporate Governance Rationale

- Two – Tier corporate governance system: clear distinction of roles and responsibilities between shareholders, Supervisory Board and management
  - Supervisory Board appointed by shareholders; appoints and supervises management; authorizes strategic decisions
  - Management Board appointed by Supervisory Board; manages the company
- Structure facilitates future growth
- Adopted by important European Utilities and in most recent Italian banking mergers

Two-tier Corporate Governance system

Supervisory Board

- Appointed for 3 years
- Composed of 15 members
  - 12 appointed by Milan and Brescia Municipalities (6 each)
  - 3 appointed by minority shareholders
- The two Municipalities to have alternating rights to nominate Chairman and Deputy chairman
  - For the first 3 year mandate, Chairman appointed by Brescia Municipality and Deputy Chairman appointed by Milan Municipality
- In addition to its statutory role, the Supervisory Board authorizes decision of the management board concerning
  - Strategic guidelines of the Group
  - Industrial and financial plans
  - Extraordinary transactions

Dualistic Corporate Governance (Cont'd)

Management Board

- Appointed for 3 years
- 8 members
  - Appointed by the Supervisory Board, on the basis of slate voting system
- The two municipalities to have alternating rights to nominate Chairman and Deputy Chairman as per shareholders' agreement between the two Municipalities
  - For the first mandate, Chairman expression of Milan Municipality and Deputy Chairman expression of Brescia Municipality
- Appoints the *Direttori Generali*

Other Corporate Governance Terms

Direttori Generali

- 2 *Direttori Generali* appointed by the Management Board upon indication of the Supervisory Board; may be chosen among members of management Board
  - One responsible for market (i.e. management and optimization of energy portfolio, fuel purchase, trading, marketing and sales), group wide functions (i.e. planning, control, administration, finance, HR, legal, IT, purchase and logistics, etc..)
  - One responsible for technical and operational areas (i.e. production, engineering and innovation, distribution of electricity, gas and heat, integrated water and environmental services)

Strategic Committee

- Responsibility for proposal and monitoring of special projects
- Composed of Supervisory and Management Boards' Chairman and Vice-Chairman and *Direttori Generali*
- Chaired by the Chairman of the Supervisory Board

Seat and offices

- Registered seat: Brescia
- Operating offices: Milan, Brescia and Bergamo

Indicative Timetable

4th June	June	*Summer/Autumn*	*Autumn*	4Q
Transaction announcement	AEM/ASM/AMSA Board of Directors approve the transactions	Municipal Councils approve transactions	AEM and ASM EGM to approve mergers and ASM extraordinary dividend Payment of ASM extraordinary dividend	Merger deed and closing of transaction

Expected closing by year end

Strategic rationale

The combination of AEM Milano and ASM Brescia creates Italy's leading local utility

Key elements of equity story

1. Strong Italian generation position with 4.9 GW of installed capacity[1]
2. Expansion of trading activities through optimization of energy portfolio
3. Leading network of district heating with strong regional expansion potential
4. An integrated leader in the waste sector
5. Strong growth potential leveraging on strategic equity investments

[1] Includes 20% of Edipower and 20% of Endesa Italia, excludes Edison

Financial and business overview

2006 Key financials

€mm	AMSA	AEM	ASM	Combined
Sales	320	6,852	2,052	9,224
EBITDA	52	1,400	381	1,833
% margin	*16%*	*20%*	*19%*	*20%*
Group Net Income	3	302	238	543
Capital employed[1]	201	9,126	2,336	-
ROCE[2]	11.4%	10.5%	10.5%	-
Net debt 31/12/2007	82	4,915	802	5,799
ND/EBITDA	1.6x	3.5x	2.1x	3.2x
FFO/Net Debt[3]	39%	20%	47%	24%
Net debt 31/03/2007	n.a..	4,424	693	-
Rating	-	BBB	A+	n.a.

2006 EBITDA breakdown



No. 1 District Heating
Heating 4%
Water 1%
No. 4 Generation
No. 3 Supply
Electricity 61%
No. 1 Waste-to-energy
Waste 7%
Regulated Networks 12%
No. 2 Electricity
No. 3 Gas
Gas 15%
No. 3 Supply

EBITDA = €1,8bn

Position in Italian market

[1] Defined as Net Debt + Equity
[2] Defined as EBIT (pre-equity investments) / (Net Debt + Equity – Minorities)
[3] Defined as (Net Income + D&A) / Net Debt

1 Strong Italian generation position

- Achieving critical mass allowing:
  - Margin expansion
  - Competitive pricing vs fuel suppliers
- Modern and highly flexible fleet located close to fast growing demand areas
- Attractive and environmentally friendly fuel mix
  - 23% hydro, cheap and environmentally attractive
  - 47% gas fired generation with favorable cost position
- Installed capacity might grow in short term thanks to negotiations on Endesa Italia
- Leverage on controlling stake in Edison (11,400 MW installed capacity)

Second independent Italian generation company

Installed capacity GW



53,0
11,4
5,6[3]
4,9[1,2]
4,5
3,0[1]
2,0[2]
0.8
0,8
0,5
ENEL
Edison
Endesa Italia
AEM+ASM
Enipower
AEM
ASM
Iride
Sorgenia
ACEA

Generation portfolio



Other 29%
CCGT 47%
Wind 1%
Hydro 23%

4.9 GW[1,2]

[1] Includes 20% of Edipower, excludes Edison
[2] Includes 20% of Endesa Italia (at pro-forma fuel mix)
[3] Net of 20% of installed capacity already included under ASM

② Expansion of trading activities through optimization of energy portfolio

- Integrated and balanced business mix
- Strong growth in trading with cross border expansion potential
- Leverage on wider gas portfolio
- Green pricing


Generation
AEM[1]: 9.9 TWh
ASM[3]: 2.3 TWh
Purchases[2]
AEM: 2.0 TWh
ASM: 5.7 TWh
WTE & Cogeneration
AEM: 0.6 TWh
ASM: 0.9 TWh
Sources
Electricity
Portfolio
21.4 TWh
Uses
IPEX and export
AEM: 6.2 TWh
ASM: 2.4 TWh
Wholesale & Eligibles
AEM: 5.7 TWh
ASM: 6.0 TWh
CIP 6
AEM: 0.6 TWh
ASM: 0.6 TWh

[1] Includes 20% of Edipower, excludes Edison

[2] Includes imports and foreign trading 3 Excludes Endesa Italia

3 Leading player in district heating with strong regional expansion potential

- Italian leading position both for heat produced and network in this environmentally friendly segment
- Combining of AEM technology and ASM know-how in district heating will create a new excellence centre
- Solid base for strong growth in the future through the expansion of the grid and upgrade of plants



Heat sold (TWht)
1,5
1,3
1,1
0,5
0,4
0,4
AEM + ASM
Iride
ASM
Enia
AEM
Hera

4 An integrated leader in the waste sector

- A new integrated company present throughout the value chain
- Strong growth potential thanks to innovative technology allowing to reach medium and small cities currently underserved

A company balanced throughout the value chain

AEM (Ecodeco) + AMSA + ASM

	AEM (Ecodeco)	AMSA	ASM	Total
Waste collection (kton)	–	861	594	1,455
Waste treatment (kton)	1,040	736	1,166	2,942
- of which WTE (kton)	472	441	854	1,767
Waste-to-energy (GWh)	149	378	593	1,120

Waste treated ('000t)


3,980
2,942
1,300
1,166
1,040
800
736
350
Hera
AEM (Ecodeco) + ASM + AMSA
Ama Roma
ASM
AEM (Ecodeco)
ENIA
AMSA
Acegas Aps

Note: 2006 data

5 Strong growth potential leveraging on strategic equity investments

Delmi 51%

TdE 50%

Edison 63.3%

- 11,400 MW of installed
- 13.6 bcm of gas sales

Edipower 40%

- Installed capacity 6.8 GW
- Electricity Produced 24.9 TWh

Edipower 16%

- Installed capacity 6.8 GW
- Electricity Produced 24.9 TWh

Endesa Italia 20%

- Installed capacity 7.0 GW
- Electricity Produced 25.1 TWh

ATEL 5%

- Installed capacity 4.6 GW
- Electricity Produced 16.6 TWh

AGAM 25%

- Gas distributed 118 mcm
  Water distributed 16 mcm
- Heating 37 MWt

ACSM 20%

- Waste treated 69 ktonn
- Gas clients1 125,000
- Water clients 14,771

Note: Percentages in boxes represent equity stake held

Synergies

Significant Value Creation for Shareholders

- A preliminary analysis has been carried out to identify industrial synergies
  - Estimated pre tax cash synergies at regime of approximately €90mm per annum
  - Approximately €80mm impact on EBITDA and €10mm impact on Capex per annum
  - Cumulative one-off implementation costs of approximately €25mm in four years
- We have also identified other development opportunities, facilitated by the merger, with significant additional potential for value creation
  - Details of these other opportunities will be provided with the industrial plan

Pre-Tax Cash Flow Impact by Business



Other / Corporate 16%
Capex 10%
Waste 11%
Networks 12%
Electricity and Gas 51%

Pre-Tax Cash Flow Impact - Time Distribution



28%
54%
83%
100%
2008
2009
2010
2011

Significant Scope for Synergies – Key Identified Actions

Electricity Generation and Sales	▫ Development of core business supported by vertical integration and scale
	  ▪ Multi business approach to SMEs
	▫ Integrated management of power generation portfolio and joint electricity sourcing
	  ▪ Integration of planning and distribution activities
	▫ Increased purchasing power with suppliers due to scale

Gas Sales	▫ Development of core business supported by strong presence in Northern Italy ▫ Increased purchasing power with suppliers due to scale ▫ Leadership position further strengthened by cross selling opportunities and critical mass
Networks	▫ Optimisation of network management and procurement efficiencies
Waste	▫ Integration of waste management processes ▫ ASM / AMSA / Ecodeco complementarity allows for valorisation of Ecodeco's and ASM's know-how and assets, increasing the overall efficiency
Corporate & Others	▫ Integration of administrative and back-office functions ▫ Streamlining of corporate functions and shared services ▫ Implementation of best practices
Capex Optimisation	▫ Integration of planning functions and implementation of best practices ▫ Increased negotiation power with suppliers

Pre-tax cash synergies of approx. €90mm per year at regime

END